Exhibit 99.5

December 5, 2013

To:          SilverCrest Mines Inc.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

I, Sabry Abdel Hafez, P. Eng., do hereby consent to the public filing of the technical report prepared for SilverCrest Mines Inc. (the “Company”) entitled “Preliminary Economic Assessment for the La Joya Property Durango, Mexico” dated December 5th, 2013 (the “Technical Report”), and to extracts from, or a summary of, the Technical Report in the news release of the Company dated October 21, 2013 (the “News Release”). I also confirm that I have read the News Release and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Dated this 5th day of December, 2013.

Original signed and sealed by
“Sabry Abdel-Hafez”
________________________________
Sabry Abdel-Hafez, P.Eng.
Senior Mining Engineer, Tetra Tech WEI Inc.